

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2023

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 1, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

> **Re: Masterworks Vault 1, LLC**
> **Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed June 8, 2023**
> **File No. 024-12098**

Dear Joshua Goldstein:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

Report of Independent Auditors, page F-2

1.   Please have your auditor revise their report to opine on the financial statements for Masterworks Vault 1, LLC in total and each Series. Further, ask them to revise their report to also state, if true, that they are required to be independent with respect to you in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission. Finally, they should state the specific period that was audited – inception (November 9, 2022) through December 31, 2022. Refer to paragraph (c)(1)(iii) in Part F/S of Form 1-A, Article 2 of Regulation S-X and paragraphs .25(e), .28(c), .A38 and .A39 of AU-C Section 700 of the Statements on Auditing Standards. Our comment also applies to your annual reports.

You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services